June 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Morgan Youngwood, Staff Accountant

Mitchell Austin, Staff Attorney

Barbara Jacobs, Assistant Director

Craig Wilson, Senior Assistant Chief Accountant

Re:	Silver Spring Networks, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 21, 2014

File No. 001-35828

Ladies and Gentlemen:

Silver Spring Networks, Inc., a Delaware corporation (“Silver Spring”), is in the process of preparing its response to comments received from the staff (“Staff”) of the Securities and Exchange Commission by letter dated June 9, 2014. As recently discussed with the Staff, Silver Spring has requested and the Staff has approved an extension to file a response to such comment letter until June 27, 2014.

Should you have any questions on this matter, please feel free to contact the undersigned at (650) 839-4000. Thank you.

Sincerely,

/s/ Richard S. Arnold, Jr.

Richard S. Arnold, Jr.